Sharpe Resources Corporation
3258 Mob Neck Road
Heathsville, VA 22473
804-580-8107

February 19, 2010

Mr. Chris White Ms. Sandy Eisen
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

RE: Sharpe Resources Corporation
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed July 14, 2009
Response Letter dated January 22, 2010
File No. 1-34399

Dear Mr. White and Ms. Eisen,

This letter is in response to your letter dated February 1, 2010 regarding a review by the Securities and Exchange Commission of Sharpe Resources Corporation 20-F filing for the fiscal year ended December 31, 2008. Following is our response referencing each item in your letter. We are also filing an amended Form 20-F.

General

1. After reviewing our registered shareholders list dated December 31, 2008, account #11 indicates that CDS & Co. in Toronto, Ontario holds or represents that 24,222,266 common shares are held representing 51.957% of the issued and outstanding shares which are held by Canadian citizens in this account. In regard to the June 30, 2009 registered shareholder list, it indicates in account #11 CDS & Co in Toronto, Ontario holds 24,222,266 common shares or 51.957% of the issued and outstanding shares of Sharpe Resources Corporation which are held by Canadian citizens as at that date. Copies of the registered shareholder lists are attached hereto as Exhibit A.

Based upon these results as at the dates indicated above the Company had a majority of Canadian shareholders.

D. Changes in Internal Control over Financial Reporting, page 39

2. The Company has revised its disclosure to comply with the requirements of Regulation S-K, item308T(b), that requires that the Company disclose any change in our internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

We have amended our Form 20-F and filed it as Amendment 2 with the necessary changes to our disclosure on page 39 that we believe meet the requirements. Following is how our Item 15-D now reads:

There were no changes in our internal controls or in other factors that could affect these controls subsequent to the date of their most recent evaluation.

Sincerely,

\s\ Roland M. Larsen
Roland M. Larsen
President

EXHIBIT A

LIST OF SHAREHOLDERS
EQUITY TRANSFER & TRUST COMPANY
Effective: 12/31/2008
Page 1

ISSUE: SHARPE RESOURCES CORPORATION 1013 82001L100

ACCOUNT	NAME & ADDRESS	SHARES HELD
53	MARILYN P YOHE USUF NANCY Y SPARAGOWSKI BEVERLY ANN YOHE MARK W YOHE AND TIMOTHY J YOHE NKD OWNERS 1149 GOOSEBERRY HILL SHREVEPORT LA 71118	150 0.000%
239	MICHAEL ATKINS 336 PENVILLE BAY RD RIVIERE-BEAUDETTE QC J0P 1R0	30,000 0.064%
264	BLANCHE BARBEAU 12 FOXMEADOW LANE MARKHAM ON L3R 8W2	117,000 0.251%
285	BRUCE BARRONS 1576 COVENTRY CRT SARNIA ON N7S 3X8	80,000 0.172%
233	WAYNE BEACH 36 TORONTO ST SUITE 1000 TORONTO ON M5C 2C5	138,600 0.297%
321	GISELE BEAUDOIN 1230 RUE MARIER DRUMMONDVILLE QC J2C 3B4	2,000 0.004%
297	PASCAL BLANCHARD 215 AV LOUDUN SHIPPAGAN NB E8S 1R7	1,100 0.002%
299	VONA BLANCHARD 215 AV LOUDUN SHIPPAGAN NB E8S 1R7	5,000 0.011%
296	RACHELLE BOUDREAU 184 FISHER ST LAMEQUE NB E0B 1V0	300 0.001%
263	LUC BOURQUE R R 1 BOITE 1819 COCAGNE NB E0A 1K0	3,370 0.007%
267	SUSAN E CARTER 47 KATE AITKEN CRES BEETON ON L0G 1A0	3,000 0.006%

Report Run On 2/11/2010 At 9:20am By STEVEN NGUYEN

LIST OF SHAREHOLDERS
EQUITY TRANSFER & TRUST COMPANY Page 2
Effective: 12/31/2008

ISSUE: SHARPE RESOURCES CORPORATION 1013 82001L100

ACCOUNT	NAME & ADDRESS	SHARES HELD
11	CDS & CO 25 THE ESPLANADE PO BOX 1038 STN A THE ESPLANADE TORONTO ON M5W 1G5	24,222,266 51.957%
19 13255-5119	CEDE & CO PO BOX 20 NEW YORK NY 10274-0020	3,419,910 7.336%
307	MARC-ANDRE COMEAU 17 RUE DU PARC APP 2E CARAQUET NB E1W 1A7	1,000 0.002%
310	ALDORIA CORMIER 648 BOUL ST PIERRE O CARAQUET NB E1W 1A2	63,806 0.137%
305	SUZANNE CORMIER 648 BOUL ST PIERRE OUEST CARAQUET NB E1W 1A2	8,300 0.018%
85	ELMORE D DILLMAN 66 HIGH ST E TH 2 MISSISSAUGA ON L5G 1K2	10,000 0.021%
126	FIRST UNION CORPORATION FIRST UNION CENTER 301 S COLLEGE ST CHARLOTTE NC 28288	200,000 0.429%
79	DENISE GARDNER 2 CEDAR LANE RHINEBECK NY 12572	7,100 0.015%
82	ERIC GARDNER 2 CEDAR LANE RHINEBECK NY 12572	12,000 0.026%
104	SUSAN C GOODMAN 729 N WALNUT BEND RD CORDOVA TN 38018	21,000 0.045%
119	MARK T GORDON 465 BOUL SABOURIN VAL-D'OR QC J9P 4W6	7,500 0.016%

Report Run On 2/11/2010 At 9:20am By STEVEN NGUYEN

LIST OF SHAREHOLDERS
EQUITY TRANSFER & TRUST COMPANY Page 3
Effective: 12/31/2008

ISSUE: SHARPE RESOURCES CORPORATION 1013 82001L100

ACCOUNT	NAME & ADDRESS	SHARES HELD
23	JAMES GRAY 33 ROSEMONT AVE THORNHILL ON L3T 6E5	5,000 0.011%
255	DEBORAH GUITARD 520 ST PETER AVE BATHURST NB E2A 2Y7	12,400 0.027%
289	AMEDEE HACHE UNITE 604 7333 RUE PIERRE-CORNEILLE MONTREAL QC H1M 3N9	11,000 0.024%
293	ANDRE HACHEY & NICOLE CORMIER JT TEN 50 ALLEE BELLE RIVE EST ROBERTVILLE NB E8K 2P8	8,000 0.017%
294	RONALD HACHEY & MARIETTE HACHEY JT TEN 292 ROUTE 322 NORTH TETAGOUCHE NB E2A 7L2	2,100 0.005%
323	HARRY HARTEVELD 1661 TUPELLO WAY ORLEANS ON K4A 1V6	1,100 0.002%
78	JOANNE HUDELA 182 S WALL ST KINGSTON NY 12401	4,000 0.009%
103	JOHN F HUMPHREY JR P O BOX 5545 KNOXVILLE TN 37928-0545	28,000 0.060%
288	MICHAEL IUSTINI 3 ESMOND CRES ETOBICOKE ON M9W 3P9	500 0.001%
159	ROY JOHNSON 5 ALLAN ST WOBURN MA 01801-2401	2,000 0.004%
302	SARAH E JOHNSTONE 133 SMITH AVE BRIDGEWATER NS B4V 1Y7	1,500 0.003%

Report Run On 2/11/2010 At 9:20am By STEVEN NGUYEN

LIST OF SHAREHOLDERS
EQUITY TRANSFER & TRUST COMPANY
Page 4
Effective: 12/31/2008

ISSUE: SHARPE RESOURCES CORPORATION 1013 82001L100

ACCOUNT	NAME & ADDRESS	SHARES HELD
291	JONES BRAKE TECHNOLOGIES 113 GAYLORD RD ST THOMAS ON N5P 3S3	10,000 0.021%
290	HENRY JAMES JONES 113 GAYLORD RD ST THOMAS ON N5P 3S3	25,900 0.056%
273	ALMA W KEEVE 9360 N UMBERLAND HWY HEATHSVILLE VA 22473	13,400 0.029%
311	ROSE A KENNEDY 1538 EAST HEIGHTS SASKATOON SK S7J 3B5	5,000 0.011%
276	DENNIS KIRINCIC 540 E BLUFF DR PORT ANGELES WA 98362-9539	20,000 0.043%
203	BRITTANY M KIRKHAM 20 FENCEROW WAY NEPEAN ON K2J 4X8	100 0.000%
205	ELIZABETH A KIRKHAM 20 FENCEROW WAY NEPEAN ON K2J 4X8	100 0.000%
204	JAMES R KIRKHAM 20 FENCEROW WAY NEPEAN ON K2J 4X8	100 0.000%
315	KIMBERLY KOERNER 42551 ANGEL WING WAY BRAMPLETON VA 20148	3,518,480 7.547%
148	TROY KOERNER 530 E MAIN ST APT 900 RICHMOND VA 23219	11,000 0.024%
314	TROY KOERNER 42551 ANGEL WING WAY BRAMBLETON VA 20148	2,638,860 5.660%

Report Run On 2/11/2010 At 9:20am By STEVEN NGUYEN

LIST OF SHAREHOLDERS
EQUITY TRANSFER & TRUST COMPANY
Effective: 12/31/2008
Page 5

ISSUE: SHARPE RESOURCES CORPORATION 1013 82001L100

ACCOUNT	NAME & ADDRESS	SHARES HELD
308	ALAIN L LANDRY ITF DANIEL LANDRY 742 RUE PINET BERTRAND NB E1W 1L6	2,000 0.004%
163	FBO ROLAND M LARSEN IRA A/C #1101-4962-83 312 SOUTH 3RD ST 0C2C MINNEAPOLIS MN 55415	854,833 1.834%
91	MEGHAN LARSEN R R 3 BOX 291 OH HEATHSVILLE VA 22473	12,000 0.026%
313	ROLAND LARSEN 3258 MOB NECK ROAD HEATHSVILLE VA 22473	5,277,720 11.321%
155	ROLAND M LARSEN R R 3 BOX 291 OH HEATHSVILLE VA 22473	600,000 1.287%
129	ROLAND M LARSEN 3258 MOB NECK RD HEATHSVILLE VA 22473	56,667 0.122%
324	MANHATTAN MINING COMPANY 3258 MOB NECK ROAD HEATHSVILLE VA 22473	2,000,000 4.290%
100	MIDLAND WALWYN CAPITAL INC P O BOX 4260 STN A TORONTO ON M5W 2Y8	1,000 0.002%
272	DEBRA PARKER BOX ONE HEATHSVILLE VA 22473	3,000 0.006%
259	NORMAN PITRE 11 WEST LANE BATHURST NB E2A 4Z2	5,000 0.011%
303	MARTIN PROULX 61 RUE DES ERABLES VICTORIAVILLE QC G6P 2J2	1,100 0.002%

Report Run On 2/11/2010 At 9:20am By STEVEN NGUYEN

LIST OF SHAREHOLDERS
EQUITY TRANSFER & TRUST COMPANY Page 6
Effective: 12/31/2008

ISSUE: SHARPE RESOURCES CORPORATION 1013 82001L100

ACCOUNT	NAME & ADDRESS	SHARES HELD
318	MURRAY RUBIN 5057 RUE PARE MONTREAL QC H4P 1P4	5,000 0.011%
158	MEGHAN LARSEN SAVAGE C/O KIMBERLY LARSEN KOERNER 42551 ANGEL WING WAY ASHBURN VA 20148	725,000 1.555%
295	SEALAND CONSTRUCTION LTD 144 5E RUE SHIPPAGAN NB E8S 1B2	35,000 0.075%
15	MICHAEL TAYLOR 2 MARCH DR ST JOHN'S NL A1A 1R9	300 0.001%
283	TIDEWATER INC 3258 MOB NECK ROAD HEATHSVILLE VA 22473	2,362,550 5.068%
42	W D LATIMER CO LIMITED TORONTO-DOMINION CENTRE P O BOX 96 TORONTO ON M5K 1G8	5,000 0.011%
280	ROBERT WELKER & DOROTHY WELKER JT TEN 487 LACROIX STREET CHATHAM ON N7M 2W8	1,000 0.002%
9	JEX WOODS P O BOX 1059 STN A VANCOUVER BC V6C 2P1	1 0.000%
52	MARILYN P YOHE 1149 GOOSEBERRY HILL SHREVEPORT LA 71118	150 0.000%
262	HUGETTE YOUNG 6156 WESTWATER CRES ORLEANS ON K1W 1E1	600 0.001%

65 Holders Qualified TOTAL --> 46,619,863

Report Run On 2/11/2010 At 9:20am By STEVEN NGUYEN

LIST OF SHAREHOLDERS
EQUITY TRANSFER & TRUST COMPANY
Effective: 06/30/2009
Page 1

ISSUE: SHARPE RESOURCES CORPORATION 1013 82001L100

ACCOUNT	NAME & ADDRESS	SHARES HELD
53	MARILYN P YOHE USUF NANCY Y SPARAGOWSKI BEVERLY ANN YOHE MARK W YOHE AND TIMOTHY J YOHE NKD OWNERS 1149 GOOSEBERRY HILL SHREVEPORT LA 71118	150 0.000%
239	MICHAEL ATKINS 336 PENVILLE BAY RD RIVIERE-BEAUDETTE QC J0P 1R0	30,000 0.064%
264	BLANCHE BARBEAU 12 FOXMEADOW LANE MARKHAM ON L3R 8W2	117,000 0.251%
285	BRUCE BARRONS 1576 COVENTRY CRT SARNIA ON N7S 3X8	80,000 0.172%
233	WAYNE BEACH 36 TORONTO ST SUITE 1000 TORONTO ON M5C 2C5	138,600 0.297%
321	GISELE BEAUDOIN 1230 RUE MARIER DRUMMONDVILLE QC J2C 3B4	2,000 0.004%
297	PASCAL BLANCHARD 215 AV LOUDUN SHIPPAGAN NB E8S 1R7	1,100 0.002%
299	VONA BLANCHARD 215 AV LOUDUN SHIPPAGAN NB E8S 1R7	5,000 0.011%
296	RACHELLE BOUDREAU 184 FISHER ST LAMEQUE NB E0B 1V0	300 0.001%
263	LUC BOURQUE R R 1 BOITE 1819 COCAGNE NB E0A 1K0	3,370 0.007%
267	SUSAN E CARTER 47 KATE AITKEN CRES BEETON ON L0G 1A0	3,000 0.006%

Report Run On 2/11/2010 At 9:22am By STEVEN NGUYEN

LIST OF SHAREHOLDERS
EQUITY TRANSFER & TRUST COMPANY
Effective: 06/30/2009
Page 2

ISSUE: SHARPE RESOURCES CORPORATION 1013 82001L100

ACCOUNT	NAME & ADDRESS	SHARES HELD
11	CDS & CO 25 THE ESPLANADE PO BOX 1038 STN A THE ESPLANADE TORONTO ON M5W 1G5	24,222,266 51.957%
19 13255-5119	CEDE & CO PO BOX 20 NEW YORK NY 10274-0020	3,419,910 7.336%
307	MARC-ANDRE COMEAU 17 RUE DU PARC APP 2E CARAQUET NB E1W 1A7	1,000 0.002%
310	ALDORIA CORMIER 648 BOUL ST PIERRE O CARAQUET NB E1W 1A2	63,806 0.137%
305	SUZANNE CORMIER 648 BOUL ST PIERRE OUEST CARAQUET NB E1W 1A2	8,300 0.018%
85	ELMORE D DILLMAN 66 HIGH ST E TH 2 MISSISSAUGA ON L5G 1K2	10,000 0.021%
126	FIRST UNION CORPORATION FIRST UNION CENTER 301 S COLLEGE ST CHARLOTTE NC 28288	200,000 0.429%
79	DENISE GARDNER 2 CEDAR LANE RHINEBECK NY 12572	7,100 0.015%
82	ERIC GARDNER 2 CEDAR LANE RHINEBECK NY 12572	12,000 0.026%
104	SUSAN C GOODMAN 729 N WALNUT BEND RD CORDOVA TN 38018	21,000 0.045%
119	MARK T GORDON 465 BOUL SABOURIN VAL-D'OR QC J9P 4W6	7,500 0.016%

Report Run On 2/11/2010 At 9:22am By STEVEN NGUYEN

LIST OF SHAREHOLDERS
EQUITY TRANSFER & TRUST COMPANY Page 3
Effective: 06/30/2009

ISSUE: SHARPE RESOURCES CORPORATION 1013 82001L100

ACCOUNT	NAME & ADDRESS	SHARES HELD
23	JAMES GRAY 33 ROSEMONT AVE THORNHILL ON L3T 6E5	5,000 0.011%
255	DEBORAH GUITARD 520 ST PETER AVE BATHURST NB E2A 2Y7	12,400 0.027%
289	AMEDEE HACHE UNITE 604 7333 RUE PIERRE-CORNEILLE MONTREAL QC H1M 3N9	11,000 0.024%
293	ANDRE HACHEY & NICOLE CORMIER JT TEN 50 ALLEE BELLE RIVE EST ROBERTVILLE NB E8K 2P8	8,000 0.017%
294	RONALD HACHEY & MARIETTE HACHEY JT TEN 292 ROUTE 322 NORTH TETAGOUCHE NB E2A 7L2	2,100 0.005%
323	HARRY HARTEVELD 1661 TUPELLO WAY ORLEANS ON K4A 1V6	1,100 0.002%
78	JOANNE HUDELA 182 S WALL ST KINGSTON NY 12401	4,000 0.009%
103	JOHN F HUMPHREY JR P O BOX 5545 KNOXVILLE TN 37928-0545	28,000 0.060%
288	MICHAEL IUSTINI 3 ESMOND CRES ETOBICOKE ON M9W 3P9	500 0.001%
159	ROY JOHNSON 5 ALLAN ST WOBURN MA 01801-2401	2,000 0.004%
302	SARAH E JOHNSTONE 133 SMITH AVE BRIDGEWATER NS B4V 1Y7	1,500 0.003%

Report Run On 2/11/2010 At 9:22am By STEVEN NGUYEN

LIST OF SHAREHOLDERS
EQUITY TRANSFER & TRUST COMPANY Page 4
Effective: 06/30/2009

ISSUE: SHARPE RESOURCES CORPORATION 1013 82001L100

ACCOUNT	NAME & ADDRESS	SHARES HELD
291	JONES BRAKE TECHNOLOGIES 113 GAYLORD RD ST THOMAS ON N5P 3S3	10,000 0.021%
290	HENRY JAMES JONES 113 GAYLORD RD ST THOMAS ON N5P 3S3	25,900 0.056%
273	ALMA W KEEVE 9360 N UMBERLAND HWY HEATHSVILLE VA 22473	13,400 0.029%
311	ROSE A KENNEDY 1538 EAST HEIGHTS SASKATOON SK S7J 3B5	5,000 0.011%
276	DENNIS KIRINCIC 540 E BLUFF DR PORT ANGELES WA 98362-9539	20,000 0.043%
203	BRITTANY M KIRKHAM 20 FENCEROW WAY NEPEAN ON K2J 4X8	100 0.000%
205	ELIZABETH A KIRKHAM 20 FENCEROW WAY NEPEAN ON K2J 4X8	100 0.000%
204	JAMES R KIRKHAM 20 FENCEROW WAY NEPEAN ON K2J 4X8	100 0.000%
315	KIMBERLY KOERNER 42551 ANGEL WING WAY BRAMPLETON VA 20148	3,518,480 7.547%
148	TROY KOERNER 530 E MAIN ST APT 900 RICHMOND VA 23219	11,000 0.024%
314	TROY KOERNER 42551 ANGEL WING WAY BRAMBLETON VA 20148	2,638,860 5.660%

Report Run On 2/11/2010 At 9:22am By STEVEN NGUYEN

LIST OF SHAREHOLDERS
EQUITY TRANSFER & TRUST COMPANY
Page 5
Effective: 06/30/2009

ISSUE: SHARPE RESOURCES CORPORATION 1013 82001L100

ACCOUNT	NAME & ADDRESS	SHARES HELD
308	ALAIN L LANDRY ITF DANIEL LANDRY 742 RUE PINET BERTRAND NB E1W 1L6	2,000 0.004%
163	FBO ROLAND M LARSEN IRA A/C #1101-4962-83 312 SOUTH 3RD ST 0C2C MINNEAPOLIS MN 55415	854,833 1.834%
91	MEGHAN LARSEN R R 3 BOX 291 OH HEATHSVILLE VA 22473	12,000 0.026%
313	ROLAND LARSEN 3258 MOB NECK ROAD HEATHSVILLE VA 22473	5,277,720 11.321%
155	ROLAND M LARSEN R R 3 BOX 291 OH HEATHSVILLE VA 22473	600,000 1.287%
129	ROLAND M LARSEN 3258 MOB NECK RD HEATHSVILLE VA 22473	56,667 0.122%
324	MANHATTAN MINING COMPANY 3258 MOB NECK ROAD HEATHSVILLE VA 22473	2,000,000 4.290%
100	MIDLAND WALWYN CAPITAL INC P O BOX 4260 STN A TORONTO ON M5W 2Y8	1,000 0.002%
272	DEBRA PARKER BOX ONE HEATHSVILLE VA 22473	3,000 0.006%
259	NORMAN PITRE 11 WEST LANE BATHURST NB E2A 4Z2	5,000 0.011%
303	MARTIN PROULX 61 RUE DES ERABLES VICTORIAVILLE QC G6P 2J2	1,100 0.002%

Report Run On 2/11/2010 At 9:22am By STEVEN NGUYEN

LIST OF SHAREHOLDERS
EQUITY TRANSFER & TRUST COMPANY Page 6
Effective: 06/30/2009

ISSUE: SHARPE RESOURCES CORPORATION 1013 82001L100

ACCOUNT	NAME & ADDRESS	SHARES HELD
318	MURRAY RUBIN 5057 RUE PARE MONTREAL QC H4P 1P4	5,000 0.011%
158	MEGHAN LARSEN SAVAGE C/O KIMBERLY LARSEN KOERNER 42551 ANGEL WING WAY ASHBURN VA 20148	725,000 1.555%
295	SEALAND CONSTRUCTION LTD 144 5E RUE SHIPPAGAN NB E8S 1B2	35,000 0.075%
15	MICHAEL TAYLOR 2 MARCH DR ST JOHN'S NL A1A 1R9	300 0.001%
283	TIDEWATER INC 3258 MOB NECK ROAD HEATHSVILLE VA 22473	2,362,550 5.068%
42	W D LATIMER CO LIMITED TORONTO-DOMINION CENTRE P O BOX 96 TORONTO ON M5K 1G8	5,000 0.011%
280	ROBERT WELKER & DOROTHY WELKER JT TEN 487 LACROIX STREET CHATHAM ON N7M 2W8	1,000 0.002%
9	JEX WOODS P O BOX 1059 STN A VANCOUVER BC V6C 2P1	1 0.000%
52	MARILYN P YOHE 1149 GOOSEBERRY HILL SHREVEPORT LA 71118	150 0.000%
262	HUGETTE YOUNG 6156 WESTWATER CRES ORLEANS ON K1W 1E1	600 0.001%

65 Holders Qualified TOTAL --> 46,619,863

Report Run On 2/11/2010 At 9:22am By STEVEN NGUYEN